LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

14 July 2009

09046625

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 13 July 2009, re: Dealings in Securities by a Principal Officer Outside Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

7/28

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 13/07/2009 05:29:32 PM

Reference No LI-090713-4238D

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by a Principal Officer Outside Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Date of Exercise pursuant to Executive Share Option Scheme	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Anthony Julian Chin Yoke Sheng	13.07.2009	1.037	29,500	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

13 JUL 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

13 July 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 10 July 2009, re: Recurrent Related Party Transactions of a Revenue or Trading Nature for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 10/07/2009 06:13:06 PM

Reference No LI-090710-82040

Submitting Investment Bank/Advisor (If applicable)	
Submitting Secretarial Firm (If applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Recurrent Related Party Transactions of a Revenue or Trading Nature

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to paragraph 2.0 of Practice Note No. 12/2001, the Company hereby announce that Amsteel Mills Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, had entered into the recurrent related party transactions of a revenue or trading nature with Posim Marketing Sdn Bhd, a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), as set out in Table 1 ("Recurrent Transactions").

The Company had on 27 November 2008 obtained a mandate from its shareholders to enter into recurrent related party transactions of a revenue or trading nature with its related parties ("Shareholders' Mandate"). The Recurrent Transactions were not included in the Shareholders' Mandate as the Recurrent Transactions fell within paragraph 10.08(9)(l) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Listing Requirements") as "transactions not normally regarded as related party transactions". Following the allotment by LFIB on 28 November 2008 of new ordinary shares of RM1.00 each as consideration for the acquisition of the ordinary shares and preference shares in Silverstone Corporation Berhad not already owned by them then, the Recurrent Transactions no longer fell within the ambit of paragraph 10.08(9)(l) of the Listing Requirements.

The following Directors do not consider themselves independent in respect of the Recurrent Transactions:

Datuk Cheng Yong Kim
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang

Other than as disclosed above, none of the other Directors has any interest, direct or indirect, in the Recurrent Transactions.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

10 JUL 2009

It is likely that the Recurrent Transactions will occur with some degree of frequency and could arise at any time. In view of the time sensitive and frequent nature of the Recurrent Transactions, the Company will include the Recurrent Transactions in the circular to be issued in due course in relation to the Shareholders' Mandate to be tabled at the 2009 annual general meeting to be held not later than 31 December 2009 for shareholders' approval.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Subsidiary of the Company	Nature of Transaction	Cumulative Value Transacted*	Related Party
Amsteel Mills Marketing Sdn Bhd	Sale of steel bars and angle bars	RM30.2 million	Posim Marketing Sdn Bhd

* The cumulative value from 28 November 2008 to 9 July 2009.

The abovementioned corporation is a related party as it is a person connected with:

(i) Datuk Cheng Yong Kim (the Managing Director and a major shareholder of the Company) who has an interest of more than 5% held directly and indirectly via corporations in which he has more than 15% shareholding.

(ii) Tan Sri Cheng Heng Jem (a major shareholder of the Company) who has an interest of more than 5% held directly and indirectly via corporations in which he has more than 15% shareholding.

(iii) The companies listed below (major shareholders of the Company) which each has an interest of more than 5% held directly and indirectly via corporations wherein each has more than 15% shareholding:

(a) Lion Corporation Berhad
(b) Lion Diversified Holdings Berhad
(c) Lion Development (Penang) Sdn Bhd
(d) Lion Realty Pte Ltd

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

10 JUL 2009